Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

PROPOSED CHANGE OF THE AUDITOR FOR

US FORM 20-F OF THE COMPANY

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to Rule 13.51(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

References are made to the circular of the Company dated 12 April 2016 and the announcement of the Company dated 30 May 2016, in relation to, among other things, the appointment of Ernst & Young Hua Ming LLP (“Ernst & Young Hua Ming”) as the PRC auditor of the Company for the year 2016 and the appointment of Ernst & Young (“Ernst & Young”) as the international auditor of the Company for the year 2016. Both auditors shall hold office until the conclusion of the 2016 annual general meeting of the Company.

The Company received the resignation letter from Ernst & Young stating that, due to its requirements for project management, Ernst & Young proposed to resign from its position as the auditor for US Form 20-F of the Company. The resignation will take effect from the conclusion of the forthcoming first extraordinary general meeting 2016 of the Company. The board of directors of the Company (the “Board”) hereby announces that, the Company proposes to change the auditor of the Company responsible for auditing the US Form 20-F for the year 2016 from Ernst & Young to Ernst & Young Hua Ming, who shall hold office until the conclusion of the 2016 annual general meeting of the Company. Ernst & Young will still be acting as the Hong Kong auditor of the Company.

Ernst & Young has confirmed in writing that there is no matter relating to its resignation as the auditor for US Form 20-F of the Company that needs to be brought to the attention of the shareholders of the Company. The Board has confirmed that there are no disagreements between the Company and Ernst & Young, and the Board is not aware of any other matters in relation to the change of the auditor for US Form 20-F of the Company that need to be brought to the attention of the shareholders of the Company. The independent directors of the Company expressed their independent opinion in favor of the change of the auditor for US Form 20-F of the Company.

The proposed change of the auditor for US Form 20-F of the Company is subject to the approval of the shareholders of the Company at the forthcoming first extraordinary general meeting 2016. A circular containing, among other things, the proposed change of the auditor for US Form 20-F of the Company, together with the notice of the first extraordinary general meeting 2016, will be dispatched to the shareholders of the Company as soon as practicable.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 27 October 2016

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

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